                                                                  [LOGO TELECOM]
                                                                  NEW ZEALAND


13 November 2001

                                  MEDIA RELEASE

             TELECOM AND ALCATEL MOVE TOWARDS STRATEGIC RELATIONSHIP

Telecom and Alcatel have entered negotiations to form a strategic relationship for the development of the Telecom Group's fixed line networks in New Zealand and Australia using next generation Internet Protocol (IP) technologies.

Telecom's current core network meets the world standard of being 99.999% reliable. Telecom intends to maintain this level of reliability while moving, over time, to a new IP network that will open a wide range of new services available to customers using just one network connection.

Group General Manager Network Simon Moutter said Telecom foresaw substantial benefits from a strategic relationship with a prime vendor like Alcatel.

"We want to cut complexity and cost for Telecom by working predominantly with Alcatel and EDS, our major supplier of information technology and services," Mr Moutter said.

Negotiations with Alcatel are expected to continue for several months before a final agreement is reached.

Mr Moutter said Telecom would migrate its networks to next generation technologies over time. "Working with one prime vendor will help us achieve this using the best technologies for our requirements and at a pace consistent with market demand for new services. The benefits will also come from a lower build cost than would otherwise be incurred," said Mr Moutter.

Mr Moutter also said Telecom expected superior revenue growth and cost reductions by working at the strategic level with a prime vendor and with EDS, and by aligning the financial incentives of all three companies.

Telecom has been exploring for some time the gains that could be secured by having a prime vendor to organise supply of its next generation network. In May 2001, a shortlist of NEC, Lucent and Alcatel was announced.

Mr Moutter said Alcatel had been selected for final negotiations because it offered a partnering proposal that best fitted Telecom's requirements.

"Alcatel can meet a broad range of our service provider needs including network capabilities, operational support systems, project management, and marketing support," Mr Moutter said. "Its strength as a well regarded global brand has also made Alcatel attractive."

He said the other two short-listed vendors were also strong candidates. NEC would continue to have a major role supporting the current generation of fixed line networks and Telecom's migration to the next generation.

Alcatel spokesperson Robyn Bern said the company was thrilled to have been selected for the negotiations and was looking forward to working more closely with Telecom.

"We are sure Alcatel can bring to this relationship all that Telecom is after. We have worked closely to develop the overall strategy to get to this stage and it will be great to get down to the finer details," she said.

Proposals for the strategic relationship encompass the Telecom Group's core fixed line networks only. The future provision of mobile access network technology and of customer premises equipment will not be included in negotiations with Alcatel.

Further information please contact:
Mary Parker
Telecom Media Relations
Phone 04 498 9364
Mobile 025 202 8056